Exhibit 3.1

AMENDMENT TO

SECOND AMENDED AND RESTATED BYLAWS

OF

VITAMIN SHOPPE, INC.

This amendment to Second Amended and Restated Bylaws of Vitamin Shoppe, Inc., a Delaware corporation (the “Corporation”), is made in accordance with the provisions of Article IX, Section 1 of the Corporation’s Second Amended and Restated Bylaws adopted as of October 30, 2009 (the “Bylaws”).

1. Article III, Section 1 of the Bylaws is hereby amended and restated in its entirety as follows:

Section 1. Number and Election of Directors.

The Board of Directors shall consist of not less than three nor more than fifteen members, the exact number of which shall be fixed from time to time by resolution adopted by an affirmative vote of a majority of the entire Board of Directors. Each director shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, disqualification, resignation or removal. Except as provided in Section 2 of this Article III, a nominee for director shall be elected to the Board of Directors if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of the stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 6 of Article II; and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Directors need not be stockholders.

If an incumbent director is not elected by a majority of votes cast (unless, pursuant to the immediately preceding paragraph, the director election standard is a plurality), the incumbent director shall promptly tender his or her resignation to the Board of Directors for consideration. The Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the director’s resignation, or whether other action should be taken. The Board of Directors will act on the Committee’s recommendation and publicly disclose its decision within ninety (90) days from the date of the certification of the election results. An incumbent director who tenders his or her resignation for consideration will not participate in the Committee’s or the Board of Directors’ recommendation or decision, or any deliberations related thereto.

If a director’s resignation is accepted by the Board of Directors pursuant to this Section 1, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of Article III, Section 2 or may decrease the size of the Board of Directors pursuant to this Section 1. If a director’s resignation is not accepted by the Board of Directors pursuant to this Section 1, such director will continue to serve until the next annual meeting and until such director’s successor shall have been duly elected and qualified, or his or her earlier resignation or removal.

2. All other provisions of the Bylaws shall remain in full force and effect.

The foregoing amendment was adopted by unanimous written consent of the Company’s directors on January 6, 2012.